

August 10, 2012

Via E-mail
Petros Christodoulou
Deputy Chief Executive Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

  Re: **National Bank of Greece S.A.**
     Form 20-F for the Fiscal Year Ended December 31, 2011
     Filed May 15, 2012
     File No. 001-14960

Dear Mr. Christodoulou:

   We have reviewed your filing and supplemental response dated May 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 4. Information about the Company

B. Business Overview, page 44

Retail Banking, page 47

Consumer Lending Products, page 47

  1. We note your disclosure on page 48 that you have modified the way in which you grant loans and take on new customers by targeting "customers that plan to invest rather than

consume." Please tell us and revise this disclosure to explain how you determine the intention of your borrowers prior to lending. Please also describe in more detail the specific procedures you take and modifications you have made in your process to ensure you are lending to your target customers. Discuss how this affects the product mix in terms of the types of loans originated as well as the mix within your outstanding loan portfolio.

Mortgage Lending, page 48

2. We note your disclosure here that the number of housing transactions declined by 44% and house prices by 5.3% in 2011, following previous declines in house prices of 4.4% in 2010 and 4.3% in 2009. You go on to subsequently state that, notwithstanding that information, the housing market is not considered to be overpriced since the decline in house prices over the last three years was rather moderate and gradual and that you expect this trend to continue in the near future. These two statements appear to be contradictory in nature. Please tell us and revise future filings to reconcile this apparent contradiction and to better explain how you are able to assert that you believe the housing market is not overpriced considering the recent continuous year-after-year declines in home prices and the fact that you expect prices to continue to decline into the future.

3. We note your disclosure on page 50 related to your new "fractional payment" modification program. Please address the following:
    - Revise future disclosures to define the term "installment due" as referred to in your current disclosure. Specifically, does the installment due refer to the past due principal, past due interest, or both? Does it include any current amount(s) due?
    - Quantify the success rates of this modification program for the period since inception (i.e. mid-2011) through the year ended December 31, 2011, through the quarter ended March 31, 2012 and to the present date. Please tell us and disclose in future filings how many borrowers have been able to timely make payments under this plan versus those that have subsequently re-defaulted.
    - In future filings disclose the amount of loans you held at period end that were modified under this "fractional payment" modification plan, and confirm whether these loans are included in the total modified TDR mortgage loans disclosed on page 49.
    - Tell us whether loans modified under this "fractional payment" plan are included in the percentage of modified loans which were subsequently modified again as disclosed on page 142. If they are not included, please explain why not.

Small Business Lending Unit, page 51

4. We note from your disclosure on page 53 that you classify all modified small business lending (SBL) loans as TDRs. Please address the following:
    - Given that the modification terms and concessions offered are substantially similar to those offered on consumer and mortgage loans that are modified, please

tell us why you consider all of your modified SBL loans to be TDRs and, conversely, why you do not consider all of your modified consumer and mortgage loans to be TDRs.

- Consider revising future filings to disclose the amount of SBL TDR loans you hold as of each period end presented, similar to your disclosures on page 49 of both non-TDR modified mortgage loans and mortgage loans classified as TDRs at December 31, 2011 and 2010. In your disclosure, please clarify whether these amounts include or exclude your restructuring-on-restructuring (R-O-R) SBL loans.

5. Tell us whether loans modified under your R-O-R program are included in the percentage of modified loans which were subsequently modified again as disclosed on page 142. If they are not included, please revise your future filings to disclose that fact and explain why not.

Corporate and Investment Banking, page 53

6. We note your disclosure here that, as a result of the ongoing economic crisis in Greece, you have adopted a more conservative approach to new commercial lending with a focus on larger corporate borrowers that you perceive to be lower-risk. Please tell us and revise this disclosure in future filings to expand the discussion of your new lending approach to describe the specific processes and procedures you follow when determining whether to lend to a commercial borrower. Please also address how you define "lower-risk" in this context, and identify the specific credit terms or other borrower characteristics you rely on to determine those that are lower-risk. Specifically address how these approaches consider the current macroeconomic pressures in Greece.

7. Your table on page 142 quantifies the amount of commercial loans modifications, and your disclosure on page 98 refers to the fact that a majority of your restructured corporate portfolio comes from your own modification programs versus from the mandatory restructuring products specified by Greek Law. However, your disclosure here does not appear to address the modification programs for your commercial loan portfolio. Please revise your future filings to more clearly discuss your commercial loan modification programs by including disclosure related to these programs similar to your loan modification and TDR disclosures included on pages 47 through 53 for your other loan portfolios.

Exposure to European countries with significant economic and fiscal strains, page 73

8. We note your disclosure here related to exposure in the countries of Portugal, Ireland, Italy, Spain and Hungary. We refer you to our prior comment 8 from our letter dated August 25, 2011 and your response to that comment included in your correspondence dated September 30, 2011. Please address the following:

- In your prior response, you indicated that you would present your gross exposure by country segregated between sovereign, corporate institutions, financial institutions, retail, small business, etc., and you provided us with an example of your future filing disclosure. Please revise this disclosure in future filings to present your gross exposure in a manner similar to that shown in your prior response. Further, please clarify that the funded exposure amounts disclosed is your <u>gross</u> exposure.

- Revise this disclosure in future filings to provide a narrative discussion of what constitutes your unfunded exposure as presented here. For example, in your prior response you indicated that these amounts are comprised of letters of credit and letters of guarantees. Please also consider presenting these unfunded exposure amounts segregated by type of exposure within your tabular presentation.

- In your prior response, you indicated that you have purchased credit default swaps (CDS) to hedge bond exposure in Italy and Portugal and that you would discuss such CDSs in future filings. Please revise your future filings disclosure to include this discussion and to provide a more comprehensive discussion of your use of CDS relating to your exposure to these countries.

- We note that both your funded and unfunded exposure to Spain has increased significantly between 2010 and 2011. Specifically, your funded exposure increased from €5.4 million to €11.5 million and your unfunded exposure increased from €3.2 million to €15.7 million at December 31, 2010 and 2011, respectively. Please tell us and revise your future filings to discuss the drivers behind your increased exposure to Spain as well as any other significant changes in your exposures.

Strategy, page 108

9. We note your disclosure here related to your strategy for meeting the challenges of the current economic crisis. You state that your medium-term goal is to become a large regional financial institution through measured, organic expansion, focusing on high-growth countries in your region. We also note your statement on page 109 that you intent to continue to support your international activities in certain countries, such as Turkey, so as to enhance healthy earnings growth and the geographical diversification of your income. These statements appear to contradict with your statement on page 108 that, as part of your plan to limit dependence on official support and to increase capital, you intend to dispose of a minority stake in Finansbank as well as another SE European banking subsidiary and to sell non-core assets in foreign countries. Please revise future filings to more clearly explain your strategy with respect to both your current and any future planned international operations, growth, expansion, and dispositions.

E. Selected Statistical Data, page 112

Credit Quality and Risk Management, page 128

Mortgage Loans, page 130

10. We note your disclosure on pages 131 and 132 regarding loans you hold that have been subsidized or guaranteed by the Hellenic Republic. You state that the these loans have so far not been affected by the crisis affecting the government, but that further deterioration of the government's finances may adversely affect its ability to pay the subsidies and honor the guarantees. Further, we note that these loans are not eligible for restructuring. Please revise future filings to disclose the amount of any of these loans that are past due or in default. Further revise your table on page 141 to separately quantify the amount of such loans that are past due and that are included in each the accrual and nonaccrual classifications in that table.

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience, page 140

Non-Accruing, Past due and Restructured Loans, page 140

11. We note from your tabular disclosure on page 141 that total non-accruing loans increased 78.5% between 2010 and 2011, with a majority of the increase due to domestic non-accruing loans. Please revise future filings to thoroughly explain fluctuations in your non-accrual loans balances from period to period, including the reductions and additions to the balance. As part of such disclosure, clearly separately quantify the amount of loans removed from nonaccrual status and returned to accrual status because they were modified versus those loans that became current without modification.

Modifications and TDRs, page 141

12. We note your disclosure on page 142 of TDRs granted during the last 12 months, the percentage of TDRs granted in the last 12 months that subsequently became past due 30+ days, and the percentage of modified loans which were subsequently modified again during the year ended December 31, 2011. Please address the following:
    - We note from your tabular disclosure on page 142 that modified loans increased 19.5% and TDR loans increased 36.1% between 2010 and 2011. Please revise future filings to discuss the reason(s) for fluctuations in your modified loans and TDR loans balances from period to period.
    - We note that the re-default rates on TDRs and other loans modified during the last 12 months was substantial for both your consumer and commercial loan portfolios. In future filings please more clearly disclose what steps you take and what criteria you consider in determining which loans to modify and whether a given loan will subsequently re-default.

- Clearly explain how and the extent to which managing your re-default rates is a consideration in the design and implementation of your various loan modification programs.
- Discuss in detail how you consider TDRs and other loan modification programs in determining the amount of your allowance.
- Identify how you consider the trends in your re-default rate in determining the appropriate level of the allowance.
- Discuss whether a re-default triggers a higher allowance for a given loan or whether the likelihood for re-default is built into your allowance at the time of the first loan modification.
- You state that the percentage of modified loans which were subsequently modified again was 7.2% for the year ended December 31, 2011. Please revise future filings to clarify whether these loans were included in the percentage of modified loans granted in the last 12 months that subsequently became past due 30+ days, or whether these loans are in addition to those other percentages.

Item 5. Operating and Financial Review and Prospectus, page 150

Other-Than-Temporary-Impairment of other available-for-sale and held-to-maturity financial assets, page 168

13. Please address the following regarding the various debt securities that have been in an unrealized loss position for greater than 12 months:
    - Tell us and revise this section in future filings to more clearly explain how you assess the credit quality and collectability of these debt instruments, to identify the credit quality indicators you use, and to discuss the indicators assigned to those companies.
    - Clearly identify the positive and negative evidence you considered in such a manner that gives proper weight to both.
    - You discuss your conclusions of whether to classify your holdings in other Greek banks as other-than-temporarily-impaired. Tell us and revise your future filings to quantify the amount of such debt securities you held as of the balance sheet dates presented.

Operating Results, page 170

Net Interest Income before provision for loan losses, page 170

14. Please revise future filings to address the following in order to provide a more detailed discussion of the changes in your net interest margin:
    - More clearly discuss the reasons for the increase in interest expense on deposits, as well as your expectations regarding trends in this area.
    - Discuss and quantify your reliance on wholesale deposits and brokered deposits during the periods presented as well as the extent to which you expect such trends to continue.

- Clearly quantify the impact of any changes in the mix of your funding sources on your net interest margin, as certain sources become more or less available to you.
- Further, please discuss how you expect the significant increases in your nonaccrual balances will affect your net interest margin in future periods.

Liquidity and Capital Resources, page 188

Liquidity Management, page 188

15. Revise this section to discuss in greater detail the other aspects of the PSI exchange, the recapitalization, and other related terms imposed that you believe will affect your liquidity situation. Specifically tell us and revise to discuss the terms of such agreements that require reduction in your holdings of Greek Government Bonds and/or treasury bills.

Capital Management, page 191

16. Please revise to more clearly quantify the decreases in your deposits exclusive of your interbank funding, and in particular excluding amounts from entities such as the ECB and other central banks. Discuss the comparative funding rates between retail customers, brokered deposits, interbank deposits, and central bank funding. Quantify and identify the nature of collateral available and used for central bank funding.

Item 6. Directors, Senior Management and Employees

A. Board of Directors and Senior Management, page 212

Greek government influence, page 216

17. We note from disclosures in Form 6-K filings that the Chairman of your Board of Directors, your Chief Executive Officer, and your Chief Financial Officer all resigned in June 2012. We also note that recent information in the press indicates that top officers are typically replaced upon a change in the Greek government. It appears that the ability for such influence predates and significantly exceeds the government influence discussed in this section. As such, please address the following:
- Revise to clearly identify the Board members that exercise Greek government influence as discussed in this section.
- Please revise future filings to disclose the screening process your Board of Directors uses to evaluate candidates for appointment to top executive officer positions.
- Address the degree to which your Board relies on outside parties in making their appointment decisions, and the extent to which those outside parties including the Greek government are able to influence the appointment of new executive officers through the government's representatives on the Board or outside that process. Clearly explain how such influence is exercised.

- If outside parties or the Greek government are able to influence executive officer appointments, specifically disclose whether the executive officer selections made by the outside parties are subject to Board approval. Clearly identify the extent to which the Board retains the ability disapprove appointments made by outside parties, both in form and in function.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Value-at-Risk (VaR), page 270

18. We note your disclosure that you have established a framework of Value-at-Risk (VaR) limits in order to control and manage more efficiently the risks to which you are exposed, and that you perform back-testing on a daily basis in order to verify the predictive power of you VaR model. Please respond to the following and expand your disclosure in future filings as appropriate:
    - Tell us how all of the different VaR models used are aggregated to arrive at your total consolidated trading and AFS VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.
    - Clarify whether your stress VaR scenarios, on a consolidated basis, use all of the base VaR models with more stressed assumptions or if you use different models than your unstressed VaR scenarios. To the extent that different models are used to capture that risk, please tell us the drivers as to why.
    - We note your disclosure on page 271 related to changes in VaR in 2011 due to charges in hedges and interest rate exposure. Clarify whether you made any changes to your VaR model or assumptions during 2011. Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.
    - Identify whether the VaR models discussed here are the same models used for regulatory purposes, and if not, discuss the nature of the differences between the models.
    - Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 305(a)(1)(iii)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Limitations of our VaR model, page 272

19. We note your response to comment two of our letter dated April 9, 2012 regarding VaR as well your disclosure here. Please revise your disclosure in the last bullet of this section that your model excludes the credit risk of financial instruments to address the following:

- Confirm in your future disclosure that all of the fair value inputs into your VaR model include any inherent credit risk. If not, explain where such credit risk is excluded and why.
- Tell us and revise to disclose how you determined that the historic returns of the German benchmark bonds were the appropriate substitute for the various financial instruments in your portfolio covered by your VaR models.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 11: Investment Securities, page F-39

Greek bonds eligible for the PSI, page F-47

20. You disclose on page F-48 that there was not an active market for Greek government bonds (GGBs) at December 31, 2011 and you estimated the fair value based on the contractual cash flows of the new GGBs, a discount rate of 12%, and market information. You further disclose on page F-108 that you classified these GGBs as Level 3 as of December 31, 2011. Please address the following:
    - Tell us how you considered the guidance in paragraphs ASC 820-10-35-51A and 51B prior to the adoption of ASU 2011-04 in determining that there was not an active market for these GGBs.
    - Further, tell us how you determined it was appropriate to reclassify the GGBs from Level 2 to Level 3. Tell us how you considered the guidance in ASC 820-10-35-47 to 51.
    - Tell us how you determined the discount rate of 12% was appropriate, and identify the guidance on which you relied.

Greek bonds not eligible for the PSI, page F-49

21. Your disclosure indicates that you have a recognized unrealized loss of Euro 27.4 million in other comprehensive income related to your GGBs maturing in May 2014. Your disclosure states that the fair value of these GGBs was determined by an independent appraiser as the bond is not quoted in an active market taking into account the credit risk of the Hellenic Republic. We do not believe the fair value determined for these bonds as of December 31, 2011 was reasonable because the valuation has not taken into consideration all available market information. Additionally, it does not appear that the bonds were appropriately valued on the date(s) of receipt. Specifically, we believe these bonds should have been recognized at fair value on the date(s) they were received in connection with Law 3273/2008 (Pillar 1), and it appears the value would be below the nominal value, and thus would also have implications for the value the preference shares were recorded at on the date of receipt. Please respond to the following:
    - Tell us the dates you received these GGBs, and quantify the value you recorded for these GGBs on those dates.

- To the extent that these GGBs were recorded at their nominal value, instead of fair value, on the date received please tell us why. As part of your response, please tell us the fair value assumptions you used, or would have used, if fair value was determined on the date(s) received.
- Please revise your fair value determinations as of December 31, 2011 and as of the date of receipt of the bonds to take into consideration all available market information existing as of the date(s) of valuation.

22. We are also unable to agree with your conclusion that these May 2014 GGBs are not other-than-temporarily impaired as of December 31, 2011. Specifically, your analysis regarding the lack of other-than-temporary impairment is based on the presumption that your Greek banking regulator will allow you to reduce your capital by exchanging the preference shares or that the Greek government will have sufficient funds to repay the bonds in May 2014. Given the uncertainties existing in each of the scenarios, it is still unclear to us how you concluded that these GGBs should not be other-than-temporarily-impaired.

23. We note your disclosure on pages F-50 and F-51 related to your impairment analysis on the bond issued by the New Economy Development Fund (TANEO), a company controlled by the Hellenic Republic, which has a nominal value of Euro 57.7 million and a carrying value of Euro 56.0 million at December 31, 2011. You state that, because TANEO holds cash and cash equivalents in an amount that exceeds the total bond issue, you believe the probability of TANEO defaulting on the bonds is very low. Please respond to the following:

- Tell us the business purpose of the TANEO entity and clarify how the Hellenic Republic controls TANEO. For example, does the Hellenic Republic own all of the equity of the entity or are there other parties involved in the ownership structure?
- Tell us whether TANEO has any other issued bonds, and, if so, how this is factored into your other-than-temporary analysis on this bond. To the extent that the entity has issued other bonds, please tell us the maturity dates of the other issuances and whether any are senior to the bonds held by you.
- Tell us whether TANEO is contractually restricted from using the cash and cash equivalents held by it for other purposes besides repaying the outstanding bonds you hold. For example, is the cash held in a trust?
- Given that TANEO is controlled by the Hellenic Republic, tell us how you concluded that they are unable to use the cash held by this entity for other purposes.

Note 13: Loans and Allowance for Loan Losses, page F-53

Allowance for loan losses, page F-59

24. Your table on page F-60 quantifies your various loans to the Greek state and related exposures. While the allowance for your loans eligible to PSI is approximately 74% of

the loan balance, the allowance for loans that were not eligible for the PSI exchange is only approximately 7% of the loan and related exposure balance. Please more clearly disclose how you considered the impact of the credit losses of the PSI exchange in determining the allowance for these other loans and exposures.

Economic conditions and trends, page F-62

25. You state that the deterioration in economic conditions was reflected in your allowance for loan losses in the three ways identified here. The first and third ways that you identified here for considering these adverse economic conditions seem to be simply the exercise of your normal allowance methodology in dealing with increasing past due loans and declines in real estate collateral values, whereas the second way your methodology considered these adverse economic conditions was to increase the probability of default for computing your incurred but not identified losses in your homogeneous portfolios. Please identify the period or periods in which you increased the probability of default for computing your incurred but not identified losses, and quantify the impact on your allowance and provision for loan losses.

26. Your disclosure further notes your conclusion that no further adjustment to your historical loss rates was necessary because the loss rates applied are long term averages based on long recovery periods. Please explain what you mean here, and discuss the extent to which the historical periods used to derive your loss rates are and are not reflective of the current macroeconomic environment. Identify the limitations of using historical loss rates to estimate incurred but not yet identified losses in periods which are markedly dissimilar to current and future economic environments. To the extent that you are using recovery rates from historic periods, discuss how your model considers the fact that the current macroeconomic environment can be expected to produce significantly different recoveries that those of the last six years. Discuss how you addressed these limitations in your allowance methodology, beyond your increases to the estimated probability of default as noted above.

Note 29: Other Non-Interest Expense, page F-92

27. Please revise your footnote or MD&A as appropriate to more clearly discuss the amounts reflected in the line item titled "Commissions on issues of Hellenic Republic Bank Support Plan – Pillar II." Clearly identify how such amounts are determined.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,
/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief